UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-41887

Linkage Global Inc

2-23-3 Minami-Ikebukuro, Toshima-ku
Tokyo, Japan 171-0022

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Explanatory Note

Linkage Global Inc, a Cayman Islands exempted company, is furnishing its unaudited interim condensed consolidated financial statements and footnotes for the six months ended March 31, 2025 and 2024. The financial statements and notes are attached as Exhibit 99.1 to this report of foreign private issuer on Form 6-K, and Management’s Discussion and Analysis of Financial Condition and Results of Operations for the six months ended March 31, 2025, is attached as Exhibit 99.2 to this report of foreign private issuer on Form 6-K.

On July 3, 2025, the Company issued a press release announcing its unaudited interim financial results for the six months ended March 31, 2025 and 2024, a copy of which is attached as Exhibit 99.3 to this report of foreign private issuer on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Unaudited Interim Condensed Consolidated Financial Statements and Notes of Linkage Global Inc. for the Six Months Ended March 31, 2025 and 2024
99.2	Management’s Discussion and Analysis of Financial Condition and Results of Operations
99.3	Press Release, dated July 3, 2025
101.INS	Inline XBRL Instance Document.
101.SCH	Inline XBRL Taxonomy Extension Schema Document.
101.CAL	Inline XBRL Taxonomy Extension Calculation Linkbase Document.
101.DEF	Inline XBRL Taxonomy Extension Definition Linkbase Document.
101.LAB	Inline XBRL Taxonomy Extension Label Linkbase Document.
101.PRE	Inline XBRL Taxonomy Extension Presentation Linkbase Document.
104	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Linkage Global Inc

Date: July 3, 2025	By:	/s/ Yang (Angela) Wang
	Name:	Yang (Angela) Wang
	Title:	Chief Executive Officer

Date: July 3, 2025	By:	/s/ Hanson Ji
	Name:	Hanson Ji
	Title:	Chief Financial Officer

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